jERRICK MEDIA HOLDINGS, INC.

2050 CENTER AVENUE, SUITE 640

FORT LEE, NJ 07024

November 30, 2018

John Dana Brown

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc.
Registration Statement on Form S-1
Filed October 24, 2018
File No. 333-227964

Dear Mr. Brown:

By letter dated November 15, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Jerrick Media Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on October 24, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form S-1 filed October 24, 2018

Risk Factors, page 10

1.	Please add a risk factor discussing risks attendant to your operation of the Potent Media brand, including possible law enforcement consequences under federal and state laws related to the cannabis industry. In the alternative please tell us why such risks are not material.

Response: Jerrick is in the business of developing technology-based solutions designed to address the challenges that have resulted from disruption and evolution within the broad digital media and content generation environment.  The Company’s flagship product, Vocal, is a long-form, digital publishing platform focused on supporting content creators with content management tools that are embedded within digital communities.  Vocal serves as a versatile home for content creators.  The digital platform supports multiple forms of content such as: short videos, podcasts, music, and written word.

Jerrick has derived no revenue from the sale of marijuana or marijuana products, nor does it plan to derive any revenue from the sale of marijuana or marijuana products in the future.  The sole contact that Jerrick has with the marijuana industry is one online blog, Potent Media, which appears on one of Jerrick’s hosted websites.  Jerrick publishes an online blog that depicts marijuana culture and related topics.  Similar to any publication that discusses current topics, such as the New York Times or others, Jerrick is simply a media content provider.  The Company is not advocating for the use of marijuana nor does Jerrick profit from the sale or distribution of marijuana products or services.

In addition, we note that Jerrick has never marketed itself as a marijuana related business.  The Company has never cited any references to marijuana as being part of the Company’s material business operations. In summary, Jerrick is a media company, not a marijuana company and pursuant to the foregoing we do not believe there to be any law enforcement risks regarding our Potent Media brand that could cause any material risks to the Company’s business or operations.

Incorporation by Reference, page 52

2.	Please tell us why you are eligible to incorporate by reference. It appears that you are a registrant for an offering of penny stock. Please refer to General Instruction VII.D.1(c) of Form S-1. Alternatively revise your reference to incorporation by reference and provide all required disclosure within the prospectus.

Response: We have removed such disclosure making reference to the incorporation by reference of certain documents.

Index to Financial Statements, page F-1

3.	Please file updated financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: We have filed updated audited financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits

4.	Please have KLJ & Associates, LLP provide an updated consent that refers to the correct filing. We note that the consent filed as exhibit 23.1 refers to the “Form S-1/A #2.”

Response: KLJ & Associates, LLP has provided an up updated consent that refers to the correct filing.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeremy Frommer

Chief Executive Officer

Jerrick Media Holdings, Inc.

2050 Center Avenue, Suite 640

Fort Lee, NJ 07024